Viveve Medical, Inc.

345 Inverness Drive South

Building B, Suite 250

Englewood, Colorado 80112

VIA EDGAR

November 27, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Amanda Ravitz, Assistant Director

Re:	Viveve Medical, Inc. Acceleration Request for Registration Statement on Form S-3 File No. 333-221432

Dear Ms. Ravitz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Viveve Medical, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to November 27, 2017, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Bradley A. Bugdanowitz at (415) 733-6099.  We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Bradley A. Bugdanowitz, by facsimile to (415) 520-9513 or by email to bbugdanowitz@goodwinlaw.com.

In connection with the foregoing, the Company hereby acknowledges the following:

●

should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●

the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Bradley A. Bugdanowitz of Goodwin Procter LLP at (415) 733-6099.

Sincerely,

VIVEVE MEDICAL, Inc.

/s/ Patricia Scheller
Patricia Scheller
Chief Executive Officer

cc:          Scott Durbin (Viveve Medical, Inc.)

Mitchell S. Bloom (Goodwin Procter LLP)

Bradley A. Bugdanowitz (Goodwin Procter LLP)

Jonathan L. Kravetz (Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.)

Megan N. Gates (Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.)